
PROCESSING
RECEIVED
SEC MAIL
NOV 29 2005
SECTION
192
WASH., D.C.

19
12/29



SECURI[illegible] 05044517 [illegible]ON

BB 12/28

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-[illegible]~~

8-30212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PENSION PLANNERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9700 BUSINESS PARK DRIVE, SUITE 102
(No. and Street)

SACRAMENTO (City) CA (State) 95827 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON NEUBERT (916) 362-4107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREG MICHAEL LANG
(Name – *if individual, state last, first, middle name*)

335 33RD STREET (Address) SACRAMENTO (City) CA (State) 95816 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/30/05

OATH OR AFFIRMATION

I, JON NEUBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSION PLANNERS SECURITIES, INC., as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

11/28/05

Signature

PRESIDENT

Title

Notary Public


ROBERT T. SEGURA
Comm. # 1555663
NOTARY PUBLIC-CALIFORNIA
Sacramento County
My Comm. Expires Feb. 27, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Sacramento } SS.

Subscribed and sworn to (or affirmed) before me on this 28th day of November, 2005, by Jon Neubert (Signer), personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


ROBERT T. SEGURA
Comm. # 1555663
NOTARY PUBLIC-CALIFORNIA
Sacramento County
My Comm. Expires Feb. 27, 2009

Robert T. Segura
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☒ CORPORATE OFFICER
  President
  TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ SUBSCRIBING WITNESS
- ☐ OTHER: ____________

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:

NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

21
NUMBER OF PAGES

11/28/05
DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: PENSION PLANNERS SECURITIES, INC. [13]

SEC FILE NO.: 8-14068 [14]

FIRM I.D. NO.: 68-0107040 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

9700 BUSINESS PARK DRIVE, SUITE 102 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): OCTOBER 1, 2004 [24]

SACRAMENTO [21] CA [22] 95827 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY): SEPTEMBER 30, 2005 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — (Area Code) — Telephone No.

JON NEUBERT [30] (916) 362-4107 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: / OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 21ST day of NOVEMBER 20 05

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

LANG, GREG MICHAEL [70]

ADDRESS

335 33RD STREET [71]	SACRAMENTO [72]	CA [73]	95816 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [XX] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: PENSION PLANNERS SECURITIES, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) SEPTEMBER 30, 2005 | 99

SEC FILE NO. 8-14068 | 98

Consolidated | 198

Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 72,295	200			$ 72,295	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	178,600	300	$ 9,400	550	188,000	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	153,390	424				
E. Spot commodities		430			153,390	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ___ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ___ 150						
B. Other securities $ ___ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ___ 170						
B. Other securities $ ___ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ___ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets Prepaid Income taxes	2,096	535		735	2,096	930
12. TOTAL ASSETS	$ 406,381	540	$ 9,400	740	$ 415,781	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of 9/30/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	[10] 178,600	1115		1305	178,600	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	123,240	1205		1385	123,240	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ ____ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 301,840	1230	$	1450	$ 301,840	1760

Ownership Equity		Total	
21. Sole Proprietorship		[15] $	1770
22. Partnership (limited partners)	[11] ($ ____ 1020)		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		8,800	1792
C. Additional paid-in capital			1793
D. Retained earnings		105,141	1794
E. Total		113,941	1795
F. Less capital stock in treasury		[16] ( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 113,941	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 415,781	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of 9/30/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 113,941	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			113,941	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 113,941	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 9,400	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(9,400)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 104,541	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities Includes Uninsured Money Funds	19,840	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(19,840)	3740
10. Net Capital			$ 84,701	3750

[30]

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING SEPTEMBER 30, 2005	$ 82,545
ADJUSTMENTS:	
CORRECT ACCRUED STATE AND FEDERAL INCOME TAXES AND PENALTIES	2,156
NET CAPITAL FOR SEPTEMBER 30, 2005 AUDITED FINANCIAL STATEMENTS	$ 84,701

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of 9/30/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	20,133	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	20,133	3760
14. Excess net capital (line 10 less 13)	$	64,568	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	54,517	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	301,840	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	301,840	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	356.36	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC.

For the period (MMDDYY) from 10/1/04 [3932] to 9/30/05 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	7,723,888	3939
d. Total securities commissions	7,723,888	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts Gain on Securities	75,097	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	3,499,559	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	1,018,500	3975
8. Other revenue Interest and Dividend Income	6,556	3995
9. Total revenue	$12,323,600	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		1,101,333	4120
11. Other employee compensation and benefits		10,367,306	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses			4195
15. Other expenses Includes State Income Tax of $1,912 and		782,832	4100
16. Total expenses Federal Income Tax of $3,314		$12,251,471	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 72,129	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 72,129	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
PENSION PLANNERS SECURITIES, INC.

For the period (MMDDYY) from 10/1/04 to 9/30/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 101,812	4240
A. Net income (loss)			72,129	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of Shareholder Dividend Distribution	$ 60,000	4272)	60,000	4270
2. Balance, end of period (From item 1800)			$ 113,941	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	30 $ NONE	4300
A. Increases	NONE	4310
B. Decreases	NONE	4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of 9/30/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 RBC DAIN RAUSCHER (8-45411) [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

PENSION PLANNERS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended September 30, 2005

GREG M. LANG, C.P.A., INC.



To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have audited the accompanying balance sheet of Pension Planners Securities, Inc., as of September 30, 2005 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Planners Securities, Inc., as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



November 21, 2005

335 33rd Street, Sacramento, CA 95816

PENSION PLANNERS SECURITIES, INC.
BALANCE SHEET
September 30, 2005

ASSETS

Current Assets	
Cash and cash equivalents	$ 96,666
Commissions and other receivables	188,000
Prepaid federal and State income tax	2,096
Investments - securities	129,019
Total Current Assets	$ 415,781

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable - Commission deposits	$ 285,594
Accrued expenses	16,246
Total Current Liabilities	301,840
Shareholders' Equity	
Common stock, 1,000 shares authorized, 900 shares issued and outstanding	8,800
Retained earnings	105,141
Total Shareholders' Equity	113,941
Total Liabilities and Shareholders' Equity	$ 415,781

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year ended September 30, 2005

Commission Income	$ 12,241,947
Expenses	
Commissions	10,763,639
Officers' compensation	705,000
Common administrative expenses	465,018
Insurance	31,800
Licenses and fees	86,047
Outside services	14,204
Accounting and auditing	20,410
Bank charges	60
Retirement contribution	123,954
Marketing	36,105
Total Expenses	12,246,237
Net Loss From Operations	(4,290)
Other Income	
Realized gain on sale of securities	21,573
Dividend income	1,185
Interest income	5,371
Total Other Income	28,129
Net Income	23,839
Other Comprehensive Income(loss)	
Unrealized holding gain arising during the year- investments - securities	53,524
Total Impact on Comprehensive Income	53,524
Income Tax Expense	5,234
Net Income	72,129
Retained Earnings, September 30, 2004	93,012
Less Dividend Distribution to Shareholders	(60,000)
Retained Earnings, September 30, 2005	$ 105,141

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended September 30, 2005

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net Income	$ 72,129
Adjustments to reconcile net income to net cash utilized by operating activities:	
Unrealized gain on investments - securities	(53,524)
Purchase of Investments-Securities	(50,878)
Proceeds from sale of investments-securities, less realized gain included in net income	27,351
Dividend distribution to shareholders	(60,000)
Changes in assets and liabilities:	
Increase in commissions receivable	(188,000)
Decrease in accounts payable	(191,011)
Increase in prepaid income taxes	(1,629)
Increase in commissions payable	178,600
Total Adjustments	(339,091)
Net Cash Utilized By Operating Activities	(266,962)
Cash and Cash Equivalents, September 30, 2004	363,628
Cash and Cash Equivalents, September 30, 2005	$ 96,666

Supplementary Disclosure of Cash Flow Information

Cash paid during the period for:

Income taxes $ 7,391

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2005

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Corporation. The policies reflect industry practices and conform to generally accepted accounting principles.

Corporation's Activities

The Corporation is engaged in the sale of mutual funds and variable annuities to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by both mutual fund and insurance companies to Pension Planners Securities, Inc., which in turn pays commissions to its security representatives.

Income Taxes

Income tax expense includes current federal and state taxes. There are no deferred taxes as the Corporation reports its income on the same basis of accounting for financial statement and income tax purposes.

Operations

The Corporation's operations are conducted from the same offices as another corporation controlled by the same shareholders. The related corporation incurs the burden of substantially all common general and administrative expenses, thereby reducing the direct expenses of Pension Planners Securities, Inc. However, Pension Planners Securities, Inc. has been charged $465,697 by the related corporation for common expenses which include payroll tax expense related to compensation paid to the Corporation's shareholder employees. Management believes that this amount adequately reflected its share of the common expenses for the year ended September 30, 2005. The total charges are included in and are listed as common administrative expenses in the income statement.

Note 2: Investments - Securities

The balance represents investments in equity securities at the lower of cost or market for all the equity securities held at September 30, 2005.

Note 3: Related Party Transactions

Commissions of $396,333 for the year ended September 30, 2005 were paid to the shareholders and is included in commissions expense on the statement of income and retained earnings.

A related corporation is common paymaster for the reporting of payroll of the Corporation's shareholder employees (officer's compensation in the statement of income). Thus, a reimbursement to the common paymaster for federal and California employer payroll taxes has been paid to the related corporation and is included in the statement of income with common general and administrative expense (see Note 1 Operations).

Note 4: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of not less than $5,000; at September 30, 2005, the Corporation had net capital of $84,701.

PENSION PLANNERS SECURITIES, INC.
September 30, 2005

Pension Planners Securities, Inc. does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

GREG M. LANG, C.P.A., INC.



SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have examined the financial statements of Pension Planners Securities, Inc. for the year ended September 30, 2005 and have issued my report thereon dated November 21, 2005. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Corporation is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on

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segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended September 30, 2005, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by one individual (shareholder). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, each of the shareholders has full access to all accounting records and is extremely familiar with the transactions and business activities of the Corporation.



November 21, 2005